Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 8 DATED DECEMBER 4, 2020 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 13, 2020

This Supplement is part of the offering circular dated May 13, 2020, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	our monthly adapted net asset value (“NAV”) per Investor Share as of December 1, 2020;

2.	our historical share pricing information;

3.	the status of our Redemption Plan;*

4.	our distributions;

5.	asset acquisitions; and

6.	asset updates.

* if applicable

Monthly Pricing Supplement

As of December 1, 2020, our NAV per Investor Share is $0.96. This NAV per Investor Share shall be effective until updated by Concreit on or about January 1, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Direct CRE and Real Estate-Related Securities which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Direct CRE and Real Estate-Related Securities. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Direct CRE and Real Estate-Related Securities included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.96 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about January 1, 2020, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month since May 1, 2020.

Date	NAV per Investor Share

December 1, 2020	$0.96
November 1, 2020	$0.96
October 1, 2020	$0.96
September 1, 2020	$0.96
August 1, 2020	$0.95
July 1, 2020	$0.96
June 1, 2020	$0.91
May 1, 2020	$0.84

Investor Share Redemption Plan Status

During November 2020, we received $2,722 in redemption requests and processed $1,916, accounting for 1,996.0621 Investor Shares. As a result, as of the date of this Supplement, we have approximately $806 in redemption request that we have yet to process.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield[1]
11/28/2020 – 12/04/2020	$0.00014583333333	11/30/2020	12/04/2020	5.25%
12/05/2020 – 12/11/2020	$0.00014583333333	11/30/2020	12/11/2020	5.25%
12/12/2020 – 12/18/2020	$0.00014583333333	11/30/2020	12/18/2020	5.25%
12/19/2020 – 12/25/2020	$0.00014583333333	11/30/2020	12/25/2020	5.25%
12/26/2020 – 01/01/2021	$0.00014583333333	11/30/2020	01/01/2021	5.25%

[1]	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Asset Acquisitions

Acquisition of First Lien Loan – TEC Homes, Inc.

On November 20, 2020, Concreit (the “Purchaser”) acquired a secured, first lien loan with an original principal amount of $205,400 (the “Loan”) from Bellevue Funding LLC, a Washington Limited Liability Company (the “Seller”). The Seller originated the Loan on July 31, 2020 where the Borrower, TEC Homes, Inc., a Washington Corporation (the “Borrower”), used the loan proceeds to begin construction on a single family home at 9392 Entiat Lane NW Quincy, WA 98848 (the “Sunserra Property”).

The Loan was purchased for the Unpaid Principal Balance of $142,701, plus an Interest Credit of $677.83, a total of $143,378.83. The Borrower is able to draw an additional $62,699 prior to the maturity date of the Loan which is March 1, 2021. Upon the maturity date, the unpaid principal balance and accrued interest are due and payable to Purchaser on such date. The Loan bears an interest rate of 9.50% per annum. However, in accordance with that certain asset management agreement entered into between Purchaser and the manager of the Seller (the “Asset Manager”), Concreit will pay to the Asset Manager an administration fee in the amount equal to 0.50%, which results in an effective interest rate of 9.00%.

In connection with the Loan, our Manager will be entitled to an acquisition fee in the amount of $270.00.

Concreit’s investment advisory committee (the “IAC”) suggested, reviewed, and approved this transaction prior to its consummation.

Asset Updates

Acquisition of Secured Promissory Note – Sound Equity High Income Debt Fund, LLC

As previously disclosed in our Offering Circular, on January 21, 2020, Concreit made an investment in the Sound Equity High Income Debt Fund, LLC, a Delaware limited liability company (“Sound Income Fund”) in the form of a secured promissory note (the “Sound Income Fund Loan”) in the amount of $143,500. On July 9, 2020, Concreit made a follow-on investment in the amount of $60,000 under the same Sound Income Fund Loan (the “Follow On Investment”). On November 18, 2020, Concreit made a follow-on investment in the amount of $50,000 under the same Sound Income Fund Loan.

The Sound Income Fund Loan bears an interest rate of 9.00% per annum, payable at the end of each fiscal quarter (the “Interest Rate”). The maturity date of the Sound Income Fund Loan is February 1, 2021 (the “Maturity Date”). In order to liquidate the Sound Income Fund Loan, Concreit must provide 60 days’ written notice to the manager of the Sound Income Fund to communicate the desire to liquidate the Sound Income Fund Loan and receive payment of outstanding principal and interest upon the Maturity Date. If Concreit does not provide such notice at least 60 days prior to the Maturity date, the Sound Income Fund Loan will automatically extend at the Interest Rate less 1.00% until 60 days after Concreit provides such notice.

In addition, the Sound Income Fund has the right to defer repayment and continue to make interest payments on a monthly basis at the Interest Rate plus 1.00% for up to 90 days beyond the date on which the Sound Income Fund Loan would be required to be repaid based on such aforementioned notice. The Sound Income Fund may prepay all or any portion of the Sound Income Fund Loan at any time without a premium or penalty. The Sound Income Fund Loan is secured by a pro-rated interest in all of Sounds Income Fund’s assets, including mortgage loans, real property, contracts or notes receivable, cash, or any other asset or receivable of the Sound Income Fund.

Sounds Income Fund’s goal is to provide a safe, reliable transparent income stream without the exposure to the volatility of the stock market. The Sound Income Fund is a short duration, non-leveraged investment providing a fixed rate of return. The Sound Income Fund will only lend in first lien position, secured by a minimum of 20% equity in each property. The manager of the Sound Income Fund is Sound Equity Management Group, LLC, a Delaware limited liability company.

4